October 30, 2019

VIA EDGAR

Katherine Bagley Staff Attorney Division of Corporation Finance Office of Consumer Products U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.
Registration Statement on Form S-1, File No. 333-232172

Dear Ms. Bagley:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 28, 2019, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on October 30, 2019. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours, LMP AUTOMOTIVE HOLDINGS, INC.

By: /s/ Samer Tawfik
Samer Tawfik, Chairman, President and Chief Executive Officer